4:07

97

M

Molly client >

Molly, I hope the doctor's appointment went well. I would like to send you the official early investor invite.

Hi **Molly**, I'm opening a funding round for VERTIKKA HOME and would love to have you join the round as an early investor. Would you be free to chat about it this week?

Sure. Sometime this week. I may have to go to Boston for work. I will let you know.

In any case you have the link and we can jump on the call if you need have registering as an investor and I can help you

Delivered

Great! Thank you!

Subject

iMessage

4:06

97

TY | CONCIERGE >

iMessage
Today 2:11 PM

For a moment, I was wondering who this number belonged to. I will send you an official invite for early investor.

Hi, We're opening the funding round for VERTIKKA HOME and would love to have you join the round as an early investor. Would you be free to chat about it this week?

Delivered

lol thank you! It's Ty

Subject

iMessage

4:06

97

CJ

Charlotte >

Today 1:56 PM

Hi **Charlotte**, I'm opening the funding round for VERTIKKA HOME and would love to have you join the round as an early investor. Would you be free to chat about it this week?

Hi Ashtor, wow I would love to but I currently would not have enough funds to be able to at this moment. You know I totally love this and thinking about my future plans to purchase for myself and maybe as an investment as well.

I've already put you in my clients roster already. But just for clarification, in the Reg CF, you can invest as low as $100

Oh ok we can do that lol

We can set up a meeting for this week

1 Reply

Subject

iMessage

4:05

97

GT

Graham >

Hi Graham, We're opening the funding round for VERTIKKA HOME and would love to have you join the round as an early investor. Would you be free to chat about it this week?

I could chat, but I'm not in a space to contribute right now. However, if I can help you in any way I'd love to give you some help!

Amazing, I appreciate it. Let me know when it would be great to catch up hopefully before Toby and **Piper** gets you exhausted

Hahaha we can do grilled chicken this week if you want!

Yesssss!!!

Delivered

Subject

iMessage

4:15 97



David Meltzer

Today

This business uses a secure service from Meta to manage this chat. Tap to learn more.

Hi David, I'm opening a funding round for VERTIKKA HOME and would love to have you join the round as an early investor. Would you be free to chat about it this week?

12:31 PM

Add Yourself to Community

https://m.community.com/oWrwBrtl76rnKlp

12:31 PM

4:21

96



Dhruv: Summer Dad. >

Also wanted to share whats been keeping me in hiding: lol

pdf

VERTIKKA PRESS.pdf

PDF Document · 113 KB

Thursday 6:14 PM

That is amazing ! Congratulations

Today 2:11 AM



Invest in VERTIKKA HOME: Redefining $3 Trillion Housing Market with Advanced Manufacturing and Prefa...

wefunder.com

Instead of my Milamore case of wine, I'd love it if you would join me on this journey

Delivered

Subject

iMessage

4:21 96

RON| DEN

Thursday 12:55 PM

pdf

VERTIKKA PRESS.pdf

PDF Document · 113 KB

Today 1:53 PM

Yaron, I'm opening a funding round for VERTIKKA HOME and would love to have you join the round as an early investor. Would you be free to chat about it this week?

I'll share the link for our raise below



Invest in VERTIKKA HOME: Redefining $3 Trillion Housing Market with Advanced Manufacturing and Prefa...

wefunder.com

Delivered

Subject

iMessage

4:20 96

W

Will

iMessage
Today 2:32 PM

Hi Will, I'm opening a funding round for VERTIKKA HOME and would love to have you join the round as an early investor. Would you be free to chat about it this week?



Invest in VERTIKKA HOME: Redefining $3 Trillion Housing Market with Advanced Manufacturing and Prefa...
wefunder.com

Delivered

Subject

iMessage

4:25 95

EPD-Certified U.S. Robotic Home Manufacturing: Advancing Sustainable Construction

AE **Ashtor, ESG Entrepreneur** August 10, 2024

[redacted]

Dear Sir Wale Adeosun,

My name is Emanuel Ashtor. I wanted to share an exciting opportunity in housing sector with Vertikka Home. We're redefining the construction industry with innovative prefab and modular solutions for affordable, sustainable housing. We are looking for a Syndicate Lead Investing Partner for our Reg. CF initial Seed Round.

This round will accelerate our plans as we move forward with acquiring an Upstate New York manufacturing site to expand our EPD-Certified U.S. Production Operations.

I’ve included key details, including our investor deck, company structure, patents, and innovation specs, here and on our website.

I’d love to connect and discuss how your organization can play a pivotal role in this venture if this is something in your scope.

Thank you for your time

Best regards and wishes,

MANUEL ASHTOR
ounder & ESG Entrepreneur

4:24 95

Manufacturing: Advancing Sustainable Construction

AE **Ashtor, ESG Entrepreneur** August 10, 2024

[redacted]

Dear Otavio,

I wanted to share an exciting opportunity in housing sector with Vertikka Home. We're redefining the construction industry with innovative prefab and modular solutions for affordable, sustainable housing. We are looking for a Syndicate Lead Investing Partner for our initial round of investments.

This round will accelerate our plans as we move forward with acquiring an Upstate New York manufacturing site to expand our EPD-Certified U.S. Production Operations.

I've included key details, including our investor deck, company structure, patents, and innovation specs, here and on our website.

I'd love to connect and discuss how your organization can play a pivotal role in this venture if this is something in your scope.

Thank you for your time

Best regards and wishes,

MANUEL ASHTOR
[redacted]epreneur

4:24 95

EPD-Certified U.S. Robotic Home Manufacturing

[redacted]ugust 10, 2024

Hey Drew,

I wanted to share an exciting opportunity in the future of housing with Vertikka Home. We're redefining the construction industry with innovative prefab and modular solutions for affordable, sustainable housing. We are looking for a Syndicate Lead Investing Partner for our $5M Reg .CF initial round of investments.

This round will accelerate our plans as we move forward with acquiring an Upstate New York manufacturing site to expand our EPD-Certified U.S. Production Operations.

I’ve included key details, including our investor deck, company structure, patents, and innovation specs, here and on our website.

I’d love to connect and discuss how your organization can play a pivotal role in this venture if this is something in your scope.

Thank you for your time

Best regards,

MANUEL ASHTOR
ounder & ESG Entrepreneur

4:24 95

Sustainable Construction

[redacted]

August 10, 2024

Dear K,

PLEASE DO NOT SHARE

I wanted to share an exciting opportunity in housing sector with Vertikka Home. We're redefining the construction industry with innovative prefab and modular solutions for affordable, sustainable housing. We are looking for a Syndicate Lead Investing Partner for our Reg. CF initial Seed Round.

This round will accelerate our plans as we move forward with acquiring an Upstate New York manufacturing site to expand our EPD-Certified U.S. Production Operations.

I’ve included key details, including our investor deck, company structure, patents, and innovation specs, here and on our website.

I’d love to connect and discuss how your organization can play a pivotal role in this venture if this is something in your scope.

Thank you for your time

Best regards and wishes,

est regards,

4:23 95

[redacted]

August 10, 2024

Dear James,

My name is Emanuel Ashtor, Founder of Vertikka Home. Our mission is to address the housing shortage and affordability crisis by providing innovative prefab and modular homes. We offer sustainable construction solutions tailored for the residential, government, and commercial sectors.

I'm reaching out to explore the possibility of partnering with PulteGroup to establish manufacturing facilities across the U.S. and build homes using our EPD-certified production processes. With the rising demand for accessible and affordable housing, I believe there's a significant opportunity for us to make a meaningful impact together.

I would appreciate the chance to connect and schedule a brief meeting to discuss this opportunity further. I'm confident that our partnership could drive mutual growth and success.

Looking forward to your response.

Best regards,

[redacted]

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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